UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
    This material amendment is filed to (i) provide audited financial statements for the Issuer (in the financial table herein and in <u>Exhibit H</u>- Financial Statements) and for the Co-Issuer; (ii) increase the Maximum Offering Amount; and (iii) extend the Time-Based perks deadlines.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Aircar Aviation, Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> January 17, 2018

Physical Address of Issuer:

8 The Green, #7251, Dover, DE 19901, United States

Website of Issuer:

https://www.aircar.aero/

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

Aircar Aviation CF Investors SPV, LLC

Legal status of Co-Issuer:

> *Form:*

> Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

February 17, 2026

Physical Address of Co-Issuer:

8 The Green, #7251, Dover, DE 19901, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $38,500 advance setup fee for onboarding, due diligence and asset creation services and a $15,000 monthly fee for marketing services and the use of the platform payable to DealMaker Securities LLC or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Common Stock

Target Number of Securities to be Offered:

9,662

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,000.17

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$4,999,999.10

Deadline to reach the Target Offering Amount:

December 31, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$420,232	$23,607
Cash & Cash Equivalents	$380,644	$197
Accounts Receivable	$23,217	$12,174
Current Liabilities	$130,448	$371,165
Long-Term Liabilities	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$170,809	$(287,261)

*Reflects the audited financial results for the Issuer, Aircar Aviation, Inc. and Aircar Teknoloji ve Havacilik Anonim Sirketi, a joint stock company incorporated in the Republic of Turkey on October 10, 2019, which are under common control and operate as a single economic enterprise. Exhibit H, attached hereto and made a part hereof, includes the audited financials for the Issuer (including the results of Aircar Teknoloji ve Havacilik Anonim Sirketi) and the Co-Issuer, which was formed on February 17, 2026.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Co-Issuer and Investor
Exhibit D: Co-Issuer Operating Agreement
Exhibit E: Certificate of Incorporation of the Company, and Amendments Thereto
Exhibit F: Bylaws of the Company
Exhibit G: Form of Subscription Agreement between Co-Issuer and Issuer
Exhibit H: Financial Statements
Exhibit I: Video Transcript

Offering Statement (Exhibit A)
June 9, 2026

Aircar Aviation, Inc.

AirCar

SPV Interests Representing
Up to $4,999,999.10 of Class B Common Stock

Aircar Aviation, Inc., ("**Aircar,**" " the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.17 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,999.10 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**"), at a purchase price of $1.00 per share of Class B Common Stock on a best efforts basis as described in this Form C/A (this **"Offering"**). The Target Offering Amount and Maximum Offering Amount include the 3.5% investor processing fee total for all investments. The investment will be made through Aircar Aviation CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$967.00	$82.20	$884.80
Investor Processing Fee (4)	$33.85	$2.88	$30.97
Target Offering Amount	$10,000.17	$850.01	$9,150.16
Maximum Offering Amount	$4,999,999.10	$424,999.92	$4,574,999.18

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $38,500 payment for onboarding, due diligence and asset creation services and a $15,000 monthly fee for marketing services and use of the platform, which are not included above.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount ($967 to purchase 967 shares of Class B Common Stock) plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT

THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.aircar.aero/.

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

    (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

    (2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

    (3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

    (4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

    (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

    (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C/A is June 9, 2026

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

AirCar Aviation, Inc. is an aerospace technology company focused on the development of electric vertical takeoff and landing aircraft ("eVTOL"), autonomous flight systems, and unmanned cargo drone platforms intended for personal and commercial air mobility applications. The Company's objective is to design and commercialize aircraft platforms that enable efficient, lower-emission air transportation for both passengers and cargo.

The Company was incorporated in Delaware on January 17, 2018 and was originally named Aircar Corp. The Company was revived and renamed Aircar Aviation, Inc. on November 27, 2024. The Company's corporate headquarters are in Delaware. The Company sells its products and services in the United States and eventually internationally. The Company's website is https://www.aircar.aero/.

Additionally, the Company is under common control with Aircar Teknoloji ve Havacilik Anonim Sirketi, a joint stock company incorporated in the Republic of Turkey on October 10, 2019. Aircar Teknoloji ve Havacilik Anonim Sirketi historically has conducted substantially all of the operating activities of the business and is considered the predecessor operating entity, while Aircar Aviation, Inc. was established to serve as the U.S. parent and investment vehicle to support future financing and the continued development and commercialization of the business. Although the Company and Aircar Teknoloji ve Havacilik Anonim Sirketi were formed and are currently maintained as separate legal entities primarily for legal, regulatory, and investment-related purposes, the business, management, and strategic direction of the operations continue to be controlled and managed on an integrated basis. As such, the Company's audited financial statements, attached hereto as Exhibit H, are consolidated with those of Aircar Teknoloji ve Havacilik Anonim Sirketi.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://www.invest.aircar.aero (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as Exhibit B. Prospective Investors can use the Investor Website Page to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Eray Altunbozar	CEO, Founder and Director	CEO, Founder and Director of Aircar Aviation, Inc., 2018 – Present Responsible for strategy and general CEO duties.	The State University of New York, Bachelor of Science, 2011

Biographical Information

Eray Altunbozar: Eray is the CEO, Founder and Director of the Company. He founded the Company with the goal of developing electric vertical takeoff and landing aircraft and related advanced air mobility technologies. Since inception, Eray has led the Company's product vision, prototype development, flight testing efforts, and overall strategic direction. He studied in the United States and holds a Bachelor of Science degree from the State University of New York. Eray also attended Harvard University for graduate studies before leaving to focus on building AirCar.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): Aircar Aviation CF Investors SPV, LLC (the "**Co-Issuer**"), located at 8 The Green, #7251, Dover, DE 19901, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2026. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at https://www.invest.aircar.aero. The version published as of the date of this Form C/A is attached as Exhibit B.

Description of the Business

AirCar Aviation, Inc. is an aerospace technology company focused on the development of electric vertical takeoff and landing aircraft ("eVTOL"), autonomous flight systems, and unmanned cargo drone platforms intended for personal and commercial air mobility applications. The Company's objective is to design and commercialize aircraft platforms that enable efficient, lower-emission air transportation for both passengers and cargo.

AirCar's development activities began in 2017 when its founder initiated the design and engineering of electric vertical takeoff and landing aircraft concepts aimed at addressing emerging mobility challenges such as urban congestion, infrastructure limitations, and the need for more flexible transportation solutions. The "AirCar" trademark has since been registered in the United States

Aircar Aviation, Inc.'s business model centers on developing and commercializing the AirCar, a personal two-seat electric eVTOL positioned for short urban and regional trips. Revenue is expected to come primarily from aircraft sales via a reservation and staged delivery program, supported by ancillary services such as pilot training, warranty/after-sales support and charging-related solutions. The Company targets early adopters and private owners seeking an alternative to road congestion and conventional rotorcraft, with a value proposition focused on affordability, practical charging and safety-oriented design.

The Company's technology development has progressed through multiple stages of prototype design, testing, and iteration. Since inception, AirCar has developed several prototype aircraft and conducted a series of engineering validation tests related to flight control systems, propulsion systems, energy storage systems, navigation technologies, communications systems, and safety redundancy architecture.

Key development milestones include:

    2017–2018: Initial aircraft concept design and flight testing of a 1:10 scale prototype model.

    2019: Continued engineering development alongside a 1:3 scale model and early work on autonomous flight control software.

    2021: Successful flight testing of a full-scale prototype aircraft, completing more than 100 test flights.

    2021–2024: Ongoing development and testing of critical subsystems including electric propulsion systems, flight control architecture, communication systems, battery systems, and safety backup systems.

    2025: The Company's founder, Eray Altunbozar, conducted a manned test flight of the Company's sixth full-scale prototype aircraft.

Through these development stages, the Company has conducted extensive engineering work related to lightweight aircraft structures, battery systems, electric motor systems, flight control software, and scalable manufacturing techniques. The Company has also received early market interest in its aircraft concepts. As of the date of this offering, AirCar has received approximately 150 non-binding pre-orders and expressions of interest from potential customers for its aircraft platforms. These pre-orders include deposits but do not represent binding purchase commitments. Actual sales will depend on successful product development, certification, manufacturing readiness, and regulatory approvals. The Company is engaged in discussions with aviation regulatory authorities regarding potential certification pathways for its aircraft technologies. These discussions include regulatory bodies such as the U.S. Federal Aviation Administration (FAA) and the European Union Aviation Safety Agency (EASA). The Company is currently evaluating certification strategies that may include aircraft categories such as Light Sport Aircraft (LSA) or other applicable regulatory frameworks

The Company plans to significantly expand its business through continued aircraft development, certification work, production ramp-up, sales and marketing activities, and the build-out of supporting infrastructure (including training, charging and after-sales support). This capital raise would be used to progress those workstreams and support delivery against the existing reservation pipeline.

The Company's Products and/or Services

Product / Service	Description	Current Market
AirCar UL (Single-Seat eVTOL)	A single-seat electric vertical takeoff and landing aircraft designed for recreational aviation and short-distance personal mobility. The aircraft is powered by an electric propulsion system utilizing a removable lithium-ion battery pack and a multi-rotor configuration. The platform integrates several technologies including electric propulsion systems, lightweight carbon fiber composite structures, flight control software, and multiple redundant safety systems. The aircraft is designed to provide approximately 25–30 minutes of flight endurance depending on payload and operating conditions.	Recreational aviation users, personal mobility enthusiasts, and early adopters of electric aviation technology. Potential applications include sport aviation, short-distance mobility, surveillance, wildlife observation, and emergency response support.
AirCar LSA (Two-Seat eVTOL)	A two-passenger electric vertical takeoff and landing aircraft designed for personal aviation and advanced air mobility applications. The aircraft is powered by a larger electric propulsion system using a lithium-ion battery pack and a multi copter propulsion architecture. The aircraft incorporates lightweight carbon fiber composite structures, redundant propulsion systems, multiple flight computers, and semi-autonomous flight capabilities supported by onboard sensors and navigation systems. The platform is designed to achieve flight endurance of approximately 40–50 minutes depending on payload and operational conditions.	Private aircraft owners, flight training schools, aviation enthusiasts, and early adopters of advanced air mobility technologies. The aircraft may also support additional applications such as aerial observation, security operations, emergency response, and limited mobility services subject to regulatory approval.
AirDrone Cargo UAV Platforms	Unmanned aerial vehicles designed for cargo transportation and logistics operations. The Company is currently developing multiple configurations including AirDrone 100, designed to carry approximately100 kilograms of cargo, and AirDrone 200, designed for payloads of up to 200 kilograms. These aircraft utilize electric propulsion systems and autonomous	Logistics operators, industrial facilities, emergency response organizations, offshore operations, and government agencies seeking aerial cargo transportation capabilities

	flight control technologies derived from the Company's eVTOL development programs. The platforms are designed to operate using ground control systems and communication links including line-of-sight control and wireless communication networks.	

Competition

The advanced air mobility and electric aircraft industry is a rapidly evolving sector with a growing number of companies developing electric vertical takeoff and landing aircraft ("eVTOL") and unmanned aerial systems for passenger transportation and cargo logistics. The Company operates within several emerging market segments, each with different competitors.

1. Single-Seat Personal eVTOL Aircraft: The Company's AirCar UL single-seat aircraft targets the emerging personal eVTOL and recreational electric aircraft market. Companies developing similar personal eVTOL aircraft include Jetson Aero, Lift and Pivotal. These companies are developing single-passenger electric aircraft designed primarily for recreational flight and personal mobility. Competition in this segment is expected to be based on factors such as aircraft price, safety systems, flight endurance, ease of operation, regulatory compliance, and overall product reliability.

2. Two-Seat Personal eVTOL Aircraft: The Company's AirCar LSA aircraft targets the personal aviation and light aircraft market. Several companies are developing two-seat eVTOL or personal electric aircraft platforms, including EHang, Skydrive, Volocopter and other emerging advanced air mobility manufacturers. Many of these companies are pursuing different certification pathways and business models, including personal aircraft sales, fleet operations, or air taxi services. Competition in this segment is expected to be influenced by certification progress, aircraft performance, safety systems, cost of ownership, and market adoption.

3. Cargo Drone Platforms: The Company's AirDrone cargo UAV platforms compete within the growing cargo drone and logistics UAV market. Companies developing cargo drone platforms include Elroy Air, DJI, and other manufacturers developing unmanned aircraft for logistics and industrial use. Competition in this segment is expected to depend on factors such as payload capacity, operational range, reliability, regulatory approvals, and the ability to integrate drone systems into logistics and supply chain operations.

The broader advanced air mobility sector also includes larger companies developing passenger eVTOL aircraft and air taxi platforms, including Joby Aviation, Archer Aviation, and Vertical Aerospace. These companies are generally focused on larger aircraft and urban air taxi services and operate with significantly larger capital resources and development teams. The Company believes that the advanced air mobility industry is still in an early stage of development, and that multiple companies and technological approaches may coexist as the market evolves.

Customer Base

The Company's anticipated customer base includes individual consumers, commercial operators, and institutional organizations seeking electric aircraft and unmanned aerial systems for personal mobility and cargo transportation applications.

For the Company's AirCar UL single-seat aircraft, the primary customer base is expected to include recreational aviation users, aviation enthusiasts, and early adopters of electric aviation technologies. These customers are typically individuals interested in personal flight, sport aviation, and short-distance mobility solutions.

For the AirCar LSA two-seat aircraft, the expected customer base includes private aircraft owners, flight schools, aviation enthusiasts, and individuals seeking personal aircraft for recreational or transportation purposes. The Company believes that potential customers may include individuals interested in lower-cost personal aircraft platforms compared to traditional helicopters or fixed-wing aircraft.

For the AirDrone cargo UAV platforms, the Company anticipates potential customers will include logistics companies, industrial operators, emergency response organizations, and government agencies seeking unmanned aerial systems for cargo transportation, inspection, and specialized operational uses.

As of the date of this offering, the Company has received approximately 150 non-binding pre-orders and expressions of interest from potential customers for its aircraft platforms. These pre-orders include deposits but do not represent binding purchase commitments, and actual sales will depend on successful product development, certification progress, manufacturing readiness, and regulatory approvals. The Company expects its customer base to expand over time as electric aircraft technologies mature and as regulatory frameworks for advanced air mobility continue to evolve.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors cannot provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a long-term disruption to its business, although it could cause significant short-term limitations or disruptions if it must seek an alternative vendor.

Intellectual Property

The Company maintains an intellectual property portfolio consisting of trademark registrations, domain names, and pending design patent applications related to its eVTOL aircraft and unmanned aerial vehicle technologies.

Application or Registration #	Title	Description	File Date	Grant Date	Country
6,493,623	"AIRCAR"	Trademark	February 23, 2018	September 21, 2021	USA
29/977,447	"ARMFOIL FOR A ROTORCRAFT"	Design Patent	December 9, 2024	Pending	USA
29/977,454	"COAXIAL ELECTRIC MOTOR"	Design Patent	December 9, 2024	Pending	USA
29/977,452	"eVTOL DASHBOARD"	Design Patent	December 9, 2024	Pending	USA
29/977,453	"eVTOL HEADLIGHT"	Design Patent	December 9, 2024	Pending	USA
29/976,701	"AIRCRAFT LANDING PORT"	Design Patent	December 9, 2024	Pending	USA
29/977,456	"MOTOR CONNECTION HUB"	Design Patent	December 9, 2024	Pending	USA
29/977,450	"ROTORCRAFT"	Design Patent	December 9, 2024	Pending	USA
29/977,455	"VEHICLE SEAT"	Design Patent	December 9, 2024	Pending	USA

The Company continues to actively develop additional intellectual property related to its aircraft platforms, propulsion systems, flight control technologies, and structural components. Additional patent applications are currently in preparation and are expected to be filed with the USPTO as part of the Company's ongoing strategy to protect its proprietary aircraft technologies and design innovations.

The Company's ability to develop, certify, manufacture and commercialize the AirCar eVTOL aircraft and cargo drone program is materially dependent on intellectual property owned by AirCar Teknoloji ve Havacılık A.Ş. (the "**Licensor**"). The Company has entered into an exclusive, worldwide, royalty-bearing license covering defined "**Licensed IP**", including key designs, engineering documentation, software, manufacturing know-how and tooling, proprietary know-how and trade secrets, and AirCar brand assets. The license is intended to grant the Company exclusive rights to manufacture and commercialize AirCar products globally, modify and create derivatives, seek certification, and sublicense to selected partners, while the Licensor retains ownership and limited R&D/prototype rights and is restricted from commercial exploitation without the Company's consent. The agreement provides for royalties on Net Sales (i.e. 3% on aircraft/drones and 1% on parts/services), and an option for the Company to acquire the Licensed IP at the Licensor's audited book value, upon which royalties shall terminate.

All other intellectual property is in the form of trade secrets, business methods, and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors, and consultants.

Governmental/Regulatory Clearance and Compliance

The Company operates in the aerospace and advanced air mobility sector, which is subject to various federal, state, and international regulatory frameworks governing aircraft design, manufacturing, testing, and operation. Urban Air Mobility ("UAM") refers to highly automated passenger or cargo air transportation services operating in and around metropolitan areas. UAM is a subset of the broader Advanced Air Mobility ("AAM") concept currently being developed by the Federal Aviation Administration (FAA), the National Aeronautics and Space Administration (NASA), and the aerospace industry. The FAA's evolving Concept of Operations (ConOps) outlines how emerging aircraft technologies, including eVTOL aircraft, may be integrated into the National Airspace System (NAS).

In the United States, the Company's aircraft development activities are primarily subject to oversight by the Federal Aviation Administration (FAA), which regulates aircraft certification, flight operations, pilot licensing, and airworthiness standards. The Company closely monitors regulatory developments, including the FAA's Modernization of Special Airworthiness Certification (MOSAIC) rulemaking. The MOSAIC rule introduces performance-based safety standards and expands the regulatory framework for Light-Sport Aircraft (LSA) by shifting from strict weight limitations to performance-based criteria such as stall speed. This regulatory modernization may enable certain new-technology electric multicopter aircraft, including designs utilizing fly-by-wire control systems, to qualify within the Light-Sport Aircraft category while maintaining safety standards.

The Company's two-seat AirCar aircraft platform is being designed to comply with the Light-Sport Aircraft category under the MOSAIC regulatory framework, which permits rotorcraft configurations with up to two seats and allows aircraft meeting the applicable performance requirements to be certificated using industry consensus standards. Because the AirCar platform is designed as a two-seat personal aircraft, it is intended to qualify within this regulatory framework. This regulatory pathway differs from many larger air-taxi eVTOL platforms currently under development by other companies, which typically involve four-to-six passenger aircraft intended for commercial air taxi operations. Such aircraft generally require full type certification under more complex regulatory frameworks, which may involve longer development timelines and more extensive certification requirements.

For unmanned aircraft systems and cargo drone operations, the Company may also be subject to FAA regulations governing Unmanned Aircraft Systems (UAS), including Part 107 operations, operational waivers, and other regulatory requirements applicable to commercial drone activities.

These laws and regulations are subject to change.

The Company is also developing a single-seat ultralight aircraft platform designed to comply with the FAA's Part 103 ultralight vehicle regulations. Aircraft operating under Part 103 are generally not subject to aircraft certification requirements and do not require a pilot certificate; provided they comply with the operational and performance limitations established under those regulations. In addition, the Company may be subject to regulations relating to export controls, aviation safety, environmental standards, and manufacturing compliance, including regulations administered by the U.S. Department of Commerce and other relevant authorities, depending on the nature of the Company's technologies and international business activities. At the state and local level, the Company may also be subject to general business regulations, zoning requirements, and operational rules applicable to aircraft testing, manufacturing, and facility operations. The Company intends to work closely with relevant regulatory authorities as its aircraft platforms progress through development, testing, certification, and commercialization.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company currently has one employee. The Company also utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares of Class B Common Stock and Perks:

Funded Investment Received By:*	Perks**
11:59 P.M. Pacific Standard Time on June 13, 2026	15% bonus shares of Class B Common Stock
At or after 12:00 A.M. Pacific Standard Time on June 14, 2026 and before 11:59 P.M. Pacific Standard Time on July 13, 2026	10% bonus shares of Class B Common Stock

*For purposes of this table, Funded Investment means each funded investment from an Investor made within the specified time frame in the table above in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
*Bonus shares of Class B Common Stock shall have the same terms as the Class B Common Stock issued in the Offering.

Large Investor Bonus Shares of Class B Common Stock and Perks:

Funded Investment Amount Received*	Perks**
$2,500.00 to $4,999.99	5% bonus shares of Class B Common Stock plus Insider Tier status
$5,000.00 to $9,999.99	7.5% bonus shares of Class B Common Stock plus Pioneer Tier status and AirCar branded limited edition Outliers Notebook
$10,000.00 to $24,999.99	10% bonus shares of Class B Common Stock plus AirCar branded limited edition Outliers Notebook, Test Pilot Circle status, and one complimentary AirCar demo flight experience (limited to the first 100 investors in this category)
$25,000.00 to $49,999.99	12.5% bonus shares of Class B Common Stock plus AirCar branded limited edition Outliers Notebook, Founders Circle status, one complimentary AirCar demo flight experience and an invitation to a private demo day
$50,000.00 to $99,999.99	15% bonus shares of Class B Common Stock plus AirCar branded limited edition Outliers Notebook, Strategic Circle status, one complimentary AirCar demo flight experience, an invitation to a private demo day and 10% off on the preorder of one AirCar product

	20% bonus shares of Class B Common Stock plus AirCar branded limited edition Outliers Notebook, Visionary Circle status, one complimentary AirCar demo flight experience, an invitation to a private demo day, 10% off on the preorder of one AirCar product and Lifetime VIP Access to AirCar events
$100,000.00 and above	

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments may be aggregated in determining whether the Funded Investment Amount threshold has been met.

** Bonus shares of Class B Common Stock shall have the same terms as the Class B Common Stock issued in the Offering.

For the sake of clarity, Time-Based Bonus Shares and Large Investor Bonus Shares can be stacked together. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares or the Perks, and will not receive any compensation related to the Bonus Shares or Perks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

Material Reliance on Licensor Owned Technology and Brand Rights

We license our intellectual property from Aircar Teknoloji ve Havacilik Anonim Sirketi, a related party under common control with our CEO and Founder. Because the Licensor owns the core AirCar intellectual property and trademarks and the Company relies on an exclusive license to operate and commercialize the program, any limitation, dispute, breach allegation, termination, non-renewal, or failure by the Licensor to perform key obligations could materially and adversely affect the Company's business, including by delaying certification and product development, impairing the Company's ability to manufacture or sell AirCar products under the AirCar brand, and negatively impacting the Company's ability to fulfil pre-orders. In addition, the royalty structure may reduce the Company's margins, and there can be no assurance the Company could obtain equivalent rights from unaffiliated third parties on acceptable terms, or at all.

Demand for personal eVTOL aircraft and luxury mobility products is difficult to predict, and our products may not achieve market acceptance

Consumer preferences for premium, novel transportation products can change rapidly and may be influenced by macroeconomic conditions, interest rates and discretionary spending trends. Our products are intended to be high-value purchases and may be perceived as non-essential, which could reduce demand during economic downturns. If we fail to achieve market acceptance, we may not generate meaningful revenue and our business prospects would be materially adversely affected.

Urban air mobility and personal eVTOL adoption remain unproven and may develop more slowly than we anticipate

The market for personal eVTOL aircraft and related services is still emerging and depends on public acceptance, regulatory frameworks, infrastructure availability and safety perception. Adoption may be constrained by noise concerns, perceived safety, operating complexity, insurance requirements, and community restrictions. If this market develops slowly or fails to develop, our growth may stall and our business may not be viable.

Pre-orders are not a guarantee of future revenue and may be cancelled or result in significant refund obligations.

We may accept reservations and pre-orders prior to commercial launch, but such commitments may be subject to cancellation, delays, payment failure or changes in customer circumstances. Delays in development, certification or manufacturing can increase cancellations and reputational harm. To the extent we must issue refunds, our liquidity and ability to fund operations could be materially adversely affected.

Our products involve novel aerospace technology and may not perform as expected, may require redesign, or may not meet target specifications.

The eVTOL aircraft and related systems (e.g. batteries, propulsion, flight controls and software) are complex and may contain defects, errors or design limitations, particularly in early production. We have limited operating history from

which to evaluate long-term reliability, maintenance needs and lifecycle costs. Failure to meet performance, range, payload, noise, durability or cost targets could reduce demand, increase warranty costs and harm our brand.

Any accident, incident or perceived safety issue could materially harm our business and expose us to significant liability.

Aircraft incidents can result in severe injury, loss of life, property damage, regulatory investigations and significant negative publicity. Even isolated events could reduce consumer confidence and slow adoption across the sector. We may face substantial product liability claims, recall or retrofit costs, and higher insurance premiums, or we may be unable to obtain adequate insurance on commercially reasonable terms.

Battery safety and thermal events may create heightened operational, and reputational risk.

High-energy battery systems can present risks of thermal runaway, fire and degradation over time. Such events may require design changes, additional safety systems, operational limitations or recalls, and can trigger significant reputational harm. Battery performance may also degrade due to temperature, charging patterns and usage profiles, potentially reducing range and increasing maintenance costs.

Noise, local restrictions, and community opposition could limit where and how our products can be used.

Local governments, airports, municipalities and property owners may restrict take-off/landing sites, flight routes, hours of operation, and noise levels. Public opposition to low-altitude operations, privacy concerns and perceived safety risks can result in additional restrictions and delays. Such limitations could reduce the utility of our products and materially reduce demand.

We may be unable to scale manufacturing to commercial volumes at acceptable cost, quality and yields.

Transitioning from prototypes to volume production is complex and may require new tooling, processes, quality systems and trained personnel. We may experience low yields, rework, scrap, delays and higher-than-expected costs, which could adversely impact margins and timelines. Any sustained inability to manufacture reliably at scale could materially harm our business.

Commodity and component price volatility could materially increase our costs and reduce margins.

Our cost structure may be sensitive to fluctuations in battery materials (including lithium-related inputs), aerospace-grade metals and other components. Tariffs, inflation, currency movements and transportation costs may further increase input costs. We may be unable to pass increased costs on to customers without reducing demand.

We may face warranty, service and support obligations that are costly or difficult to perform at scale.

As we deliver products, we will need servicing capabilities, training, spare parts, diagnostics and customer support. Early-stage products often require higher support and iterative updates. If we cannot provide reliable support, our brand, customer satisfaction, and future sales may be adversely affected.

Operating and licensing frameworks may not develop in a manner supportive of personal eVTOL adoption.

Our addressable market may depend on how regulators classify aircraft, pilot licensing requirements, operating rules, training standards and permissible operating environments. If regulators impose more stringent requirements than anticipated, or if simplified pathways do not become available or are limited in scope, consumer adoption and unit economics may be adversely affected.

Regulatory investigations, litigation, or adverse publicity could materially harm our business.

Given the safety-sensitive nature of aviation products, we may be subject to heightened scrutiny from regulators, customers and the public. Claims relating to safety, advertising, pre-orders, product capabilities or delivery timelines could result in litigation or enforcement actions. Even unsubstantiated allegations could negatively impact consumer confidence, partnerships and investor sentiment.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

Aircraft development and certification are capital intensive, and we expect to incur substantial costs in R&D, testing, certification, manufacturing, sales and support infrastructure. We may have difficulty raising the capital needed in the future as a result of, among other factors, a lack of, or reduced, revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company is owned by its CEO and Founder, and he will exercise voting control.

Prior to the Offering, Eray Altunbozar, the CEO, Founder and Director of the Company, beneficially owns all of the voting shares of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, Mr. Altunbozar may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Altunbozar may have interests that are different from yours. For example, Mr. Altunbozar may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Altunbozar could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various licensed intellectual property rights and patents and trademarks in order to operate our business.

The Company relies on certain licensed intellectual property rights and patents and trademarks to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third

parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These individuals may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

The aerospace and advanced mobility sectors are highly competitive for skilled talent. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

If we are unsuccessful in generating and sustaining customer demand for our aircraft and drones, or if reservations and pre-orders do not convert into completed purchases and deliveries, our revenue, operating results and business may be materially adversely affected.

Our financial performance will depend on our ability to attract prospective customers, maintain their confidence through development, certification and production timelines, and convert interest into firm purchase commitments and deliveries. If customers do not perceive our products as safe, reliable, practical and competitively priced, or if we experience delays, performance shortfalls or negative publicity, customers may cancel reservations, defer purchases, seek refunds or choose alternative solutions, and we may not achieve meaningful revenue or growth.

Changes in tariffs, trade policies, or import/export regulations could increase our costs and adversely affect our business.

A portion of our products and their components are manufactured or sourced internationally, including from countries that may be subject to changing U.S. trade policies and tariffs. Increases in tariffs, duties, or other import/export restrictions could raise the cost of our materials, finished goods, or logistics. The imposition of new tariffs or the modification or elimination of existing trade agreements may increase our expenses and make our products less price-competitive. In addition, uncertainty surrounding international trade relations may disrupt supply chains or delay shipments. We may not be able to pass increased costs onto customers without reducing demand, which could materially and adversely affect our margins, business, financial condition, and results of operations.

Increases in raw materials, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for the metals needed for our products have fluctuated in response to a number of factors, including general economic conditions such as inflation, implementation of tariffs, changes in U.S. government support programs, and changes in international trading policies. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Aircraft and supporting systems may rely on software, connectivity, updates, diagnostics and data exchange. We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information

infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels, including those of the Federal Aviation Administration. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. In particular, the Company is subject to the oversight of the Federal Aviation Administration which requires all commercial aircraft to be certified for passenger and cargo transportation. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.

The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in Aircar Aviation CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Certificate of Incorporation, as amended, regarding the Class B Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a shareholder, in the event of a transaction that may adversely affect you, including a

reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. This valuation has been determined by the Company based on a number of factors, including its proprietary technology development, multiple generations of full-scale aircraft prototypes, successful flight testing (including manned flights), early customer demand reflected in pre-orders and reservations, and comparable companies operating in the advanced air mobility and electric aviation sector. The valuation also reflects the Company's stage of development, expected future growth, and the broader market opportunity in electric aviation and advanced air mobility. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at $1.00 per share plus a 3.5% Investor Processing Fee (see "**Offering**" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation

Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Class B Common Stock before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital for continued technology and product development, sales and marketing activities, infrastructure and operations expansion and general working capital. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.17
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	9,662
Maximum Offering Amount	$4,999,999.10
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	4,830,917*
Price Per Security	$1.00**
Minimum Individual Investment Amount	$1,000.85+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	December 31, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 30 hereof.
Voting Rights	None. See the description of the voting and control rights on page 33.

*Does not include Bonus Shares of Class B Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 1,690,820 shares of Class B Common Stock.

**Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is Aircar Aviation CF Investors SPV, LLC (the "Co-Issuer"), located at 8 The Green, #7251, Dover, DE 19901, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2026. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://www.aircar.aero/, or for the Offering at

. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.17, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,999,999.10, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	8.5%	$850	8.5%	$425,000
Technology & Product Development (1)	40%	$4,000	40%	$1,999,999
Sales and Marketing (2)	30%	$3,000	30%	$1,500,000
Infrastructure & Operations (3)	11.5%	$1,150	11.5%	$575,000
General Working Capital (4)	10%	$1,000	10%	$500,000
Total	**100%**	**$10,000+**	**100%**	**$4,999,999+**

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $38,500 payment for onboarding, due diligence and asset creation services and a $15,000 monthly fee for marketing services and use of the platform. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%), which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will use these proceeds for continued development, testing, and refinement of the Company's electric vertical takeoff and landing (eVTOL) aircraft and cargo drone platforms. This includes engineering personnel, prototype development, flight testing, battery integration, safety systems, and design improvements to enhance manufacturability, regulatory and certification readiness.

(2) These proceeds will be used to support customer acquisition and presales initiatives, including digital marketing campaigns, lead generation programs, airshow participation, demonstration events, media production, distributor onboarding, and development of reservation and sales infrastructure.

(3) We will use these proceeds to support operational expansion, including assembly facilities, manufacturing tooling, supply chain development, quality control systems and testing equipment.

(4) These proceeds will be used for general working capital, including salaries, contractor fees, rent, insurance, legal and accounting fees and other operating and administrative expenses.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C/A, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer's Operating Agreement in Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Common Stock**
> **Offering Minimum: $10,000.17**
> **Offering Maximum: $4,999,999.10**
> **Purchase Price Per Share of Security Offered: $1.00 (does not include a 3.5% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: December 31, 2026**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or the Certificate of Incorporation, and amendments thereto. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary Company documents governing voting and the rights of the Securities are the Company's Certificate of Incorporation, and amendments thereto (collectively, the "**COI**") attached as Exhibit E, the Company's Bylaws (the "**Bylaws**") attached as Exhibit F, together with the COI, the "**Company Governing Documents**"). All statements in this Form C/A regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents, which are each attached as Exhibits to this Form C/A.

The shares of Class A Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $4,999,999.10 and a minimum of $10,000.17 worth of its Class B Common Stock. The investment will be made through the Co-Issuer, Aircar Aviation CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.17 by December 31, 2026. Unless the Company raises at least the Target Offering Amount of $10,000.17 under the Regulation CF offering by December 31, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to December 31, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,999.10 Maximum Offering Amount.

The minimum investment per investor is $1,000.85, which includes a $33.85 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, as amended. For a complete description of our capital stock, you should refer to our Certificate of Incorporation, and amendments thereto, and to the applicable provisions of Delaware law.

On April 21, 2026, the Company submitted for filing a Certificate of Amendment to its Certificate of Incorporation. As a result, the total number of shares that the Company is authorized to issue is 120,000,000 shares of common stock, having $0.00001 par value per share (the "**Common Stock**"), of which 110,000,000 shares are designated as Class A Common Stock (the "**Class A Common Stock**") and 10,000,000 shares are designated as Class B Common Stock (the "**Class B Common Stock**"). In connection with the Certificate of Amendment to the Certificate of Incorporation, all outstanding Common Stock as of such date were converted into Class A Common Stock on a one share of Common Stock to 10,000 shares of Class A Common Stock basis.

As of the date of this Form C/A, 100,000,000 shares of Class A Common Stock are issued and outstanding. There are no shares of Class B Common Stock issued and outstanding.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	100,000,000
Par Value Per Share	$0.00001
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security.	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company does not have any outstanding Options, Safes, Convertible Notes or Warrants.

Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

What it Means to be a Minority Holder

Investors in our Class B Common Stock will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Eray Altunbozar	100,000,000 shares of Class A Common Stock	100%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
NONE					

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C/A, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

A. The Company has entered into an Exclusive Global Intellectual Property License Agreement with AirCar Teknoloji ve Havacılık A.Ş., a related party under common control with the Company's CEO, Founder and Director, under which the Licensor has granted the Company an exclusive, worldwide license to specified IP, patents, trademarks and know-how for the AirCar program, including exclusive commercial rights to the AirCar brand. The agreement provides for Net Sales–based royalties (3% on aircraft/drones and 1% on parts/services, net of agreed deductions). The agreement also includes an option for the Company to acquire the Licensed IP at the Licensor's audited book value.

B. Certain operating expenses of the Company were paid directly by the Company's CEO, Founder and Director using his personal account. These payments were made on behalf of the Company and represent short-term, non interest-bearing advances. As of December 31, 2025 and 2024, reimbursable expenses owed by the Company amounted to $33,732 and $159,731, respectively.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit H</u>.

Cash and Cash Equivalents

As of May 31, 2026, the Company had an aggregate of approximately $29,033 in cash and cash equivalents. The Company currently has limited recurring U.S. operating expenditures and has not incurred significant current spending. The Company expects to rely on the proceeds from this Offering, together with management support and future funding activities, to fund its planned operations, product development, offering expenses and commercialization activities.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company may concurrently raise additional capital by offering to sell securities, including, but not limited to, Class A Common Stock, Class B Common Stock, SAFEs or Convertible Notes, to accredited investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money fully diluted valuation of $100,000,000 using the current outstanding shares of the Company. This valuation has been determined by the Company based on a number of factors, including its proprietary technology development, multiple generations of full-scale aircraft prototypes, successful flight testing (including manned flights), early customer demand reflected in pre-orders and reservations, and comparable companies operating in the advanced air mobility and electric aviation sector. The valuation also reflects the Company's stage of development, expected future growth, and the broader market opportunity in electric aviation and advanced air mobility. The price of the Securities has not been independently appraised. As such, the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit H</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

This material amendment is filed to (i) provide audited financial statements for the Issuer (in the financial table herein and in <u>Exhibit H</u>- Financial Statements) and for the Co-Issuer; (ii) increase the Maximum Offering Amount; and (iii) extend the Time-Based perks deadlines.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.aircar.aero/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Aircar Aviation, Inc.
(Issuer)

By:/s/ Eray Altunbozar
(Signature)

Eray Altunbozar
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Eray Altunbozar
(Signature)

Eray Altunbozar
(Name)

Director
(Title)

June 9, 2026
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

The First
Affordable eVTOL

The first flying cars are being aimed at high-net-worth buyers, pricing out the masses. AirCar is engineering a simpler eVTOL business model. As an original equipment manufacturer, we can achieve a faster path to commercialization than other eVTOL makers, and we want everyday investors to be a part of it.

- **4X more affordable** than the competition
- **1,000+** manned test flights
- **$15M** in deposit-backed pre-orders



I'm Eray, founder and CEO of AirCar.

Eray Altunbozar
Founder & CEO, AirCar

Invest Now

$1.00
Share Price

$967.00*
Min. Investment

SEC Filings   Offering Circular   Investor Education

The FAA Just Opened a Door for Flying Cars

While aerospace giants like Airbus and Joby spend billions to build heavy "Air Taxis" regulated like commercial airliners, AirCar chose a different path. We engineered our aircraft specifically for a new FAA category called MOSAIC. By keeping our craft light and efficient, we qualify for a streamlined certification process that other eVTOLs simply can't access.



No FAA license required to fly our single-seat and cargo drones.



Clear path to market for our two-seat plane in about 12 months.



30-hour training makes flight accessible to everyone.

Meet the AirCar LightSport

The AirCar LightSport is our flagship two-seater, engineered for personal ownership. Using in-house carbon fiber and 400V electric motors, we've achieved an eVTOL with:

01	02	03
Range	Noise	Price
50–80 km	4x quieter	$99,000

COMPETITIVE ADVANTAGE

Better Performance at 75% Lower Cost

Henry Ford famously made the "horseless carriage" scalable and affordable for the average person. We're doing the same for eVTOL aircraft.

Feature	AirCar LightSport (BEST IN CLASS)	EHang 216	Jetson One (UL)
Retail Price	$99,000	$410,000	$148,000
Flight Time	40 Minutes	30 Minutes	20 Minutes
Certification	FAA MOSAIC / LSA	Commercial / Type	Part 103
Propulsion	In-house 400V	Third-Party	Third-Party



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TRACTION

$15 Million in Deposit-Backed Pre-Orders

We spent 8 years in R&D before we ever accepted a single pre-order. And when we finally created our aircraft, the buyers flew in.



1 $15M in Pre-Orders:

Recorded 150+ reservations* in just 3 months, including a 100 orders in the first week, demonstrating massive, immediate product-market fit.

2 1,000+ Manned Test Flights:

Skepticism evaporates when you see our founder personally piloting our fleet. We have logged extensive flight time to ensure safety, stability, and performance.

3 10 Successful Prototypes:

Unlike competitors who rely on digital renders, we have built and flown 10 full-scale aircraft. All 10 flew successfully, validating our engineering across every iteration.

4 Proprietary IP Moat:

We own the "AirCar" trademark in the U.S. and are expanding to 20 patents by 2026, covering our vertically integrated propulsion, airframe, and 400V battery systems.

MARKET

550% eVTOL Market Growth by 2030

The global eVTOL aircraft industry is projected to reach **$28.6 billion by 2030**.[1] That's a 550% jump from **$4.4 billion in 2024**. We see a clear opportunity to provide a simple, affordable model to this fast-growing market.



eVTOL Aircraft Market Size
by Propulsion, 2020 – 2030 (USD Billion)

Fully Electric Hybrid Electric Hydrogen

Targeting **~50% Margins** Across Verticals

Part of what makes our approach so cost-effective is that we're an original equipment manufacturer (OEM). That means we own every component of our aircraft, from the carbon fiber to the motors. This lowers the manufacturing cost significantly, $150/kg. It also enables us to operate every eVTOL vertical including personal flight, delivery drones, and air taxis.

1 **Personal Flight**: The Sky for Everyone

With a low cost of entry and simple training, we're opening the sky to thousands of new pilots.

AirCar LightSport (LSA):
Our flagship two-seat craft.



Price	Status	Specs
$99,000	Over 148 pre-orders ($15M in pre-revenue)	**50–80 km range** and 40 minutes of flight time.

AirCar UltraLight (UL)
Our flagship two-seat craft.



Price	Status	Specs
$49,000	Pre-sales start January 2026.	No pilot license or FAA certificate is needed to fly.

2 **AirDrone:** Logistics and Defense

Our drones are built for tough jobs where ground travel is too slow or too risky.

Logistics and Cargo Delivery



- ✓ **$34 billion** market by 2030.
- ✓ **100 kg** payload enables last-mile & mid-range delivery
- ✓ Access to rural & disaster-hit areas
- ✓ Automated warehouse-to-warehouse transport

Defense & Government:



- ✓ **$10 billion** market by 2030.
- ✓ Autonomous surveillance and reconnaissance
- ✓ Emergency response with supply drops
- ✓ Remote border patrol and monitoring

3 **AirTaxi:** The Future of City Travel

Starting in 2028, AirCar will move into the AirTaxi market. We will focus on one of the most profitable routes: airport shuttles.

✓ **93% of the top 100 airports**
are within 25 km of city centers.

✓ **Go from the airport to downtown**
in minutes, flying over the world's worst traffic.

✓ **$750K in revenue**
in minutes, flying over the world'per vehicle projecteds worst traffic.

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ROADMAP

Scaling to **4,000+** Units Per Year

Our first deliveries are expected this year, meeting a $15M backlog. Then, the real scale begins.**



2027: LSA Certification

Complete FAA paperwork and begin delivering the $99K two-seat LightSport to 150+ waiting customers.

2030: Mass Production

Scale our factory to produce 4,000 units per year to reach a projected $500M in revenue.

2026: Delivery Begins

Open our San Francisco showroom and start shipping Cargo Drones and UltraLight aircraft.

2028: AirTaxi Launch

Start high-speed passenger shuttle services between airports and city centers.

Exclusive Investor Perks

Invest within the first 30 days

Receive
15%
Bonus Shares



INSIDER TIER

Invest
$2,500+

Receive
5%
↳ **+15% until 6/5**
Bonus Shares

Invest Now



PIONEER TIER

Invest
$5,000+

Receive
7.5%
↳ **+15% until 6/5**
Bonus Shares

- AirCar branded limited edition Outliers Notebook

Invest Now



TEST PILOT CIRCLE

Invest
$10,000+

Receive
10%
↳ **+15% until 6/5**
Bonus Shares

- All previous perks
- One complimentary AirCar demo flight experience limited to first 100 investors

Invest Now

 

*Time-based and amount-based perks are stackable

Please note that while **bonus shares above won't be visible at checkout**, they will be added to your account after your purchase.

Frequently Asked Questions

1. Why invest in startups? ⌃

[Regulation CF](#) allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. How much can I invest? ⌄

3. How do I calculate my net worth? ⌄

4. What are the tax implications of an equity crowdfunding investment? ⌄

5. Who can invest in a Regulation CF Offering? ⌄

6. What do I need to know about early-stage investing? Are these investments risky? ⌄

7. When will I get my investment back? ⌄

8. Can I sell my shares? ⌄

9. Exceptions to limitations on selling shares during the one-year lockup period: ⌄

10. What happens if a company does not reach their funding target? ⌄

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AirCar

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Sources
1. https://www.grandviewresearch.com/industry-analysis/evtol-aircraft-market-report
AirCar requires a non-refundable deposit to reserve a unit, but there is no obligation to pay the remaining balance once the product becomes available if the customer no longer wants to proceed.

materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.



EXHIBIT C
Subscription Agreement between the Investor and Co-Issuer
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Aircar Aviation CF Investors SPV, LLC
        c/o Aircar Aviation, Inc.
        8 The Green, #7251
        Dover, DE 19901

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase membership interests (the "**Securities**"), of Aircar Aviation CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B Common Stock to be acquired from Aircar Aviation, Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Class B Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer after the expiration of such cancellation period, there is no further cancellation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $4,999,999.10 (the "**Oversubscription Offering**"). The Company may accept subscriptions until December 31, 2026 (the "Termination Date").   Providing that subscriptions for $10,000.17 worth of Securities are received, which also includes a 3.5% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual

shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 5 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription

Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's audited financial statements consisting of the balance sheet of the Crowdfunding Issuer for the years ended December 31, 2025 and December 31, 2024, respectively, and the related statements of operations, stockholders' equity and cash flows at December 31, 2025 and December 31, 2024 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the Investor Website Page. Alice.CPA LLC, who has provided the audited Financial Statements, is an independent accountant within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had inception financials (the "**Inception Financial Statements**") audited by Alice.CPA LLC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12

months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability,

claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or

consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF AIRCAR AVIATION, INC. ("AIRCAR AVIATION"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN AIRCAR AVIATION AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT AIRCAR AVIATION'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient

forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   <u>WAIVER OF JURY TRIAL</u>. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   <u>Mediation</u>. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Dover, Delaware. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Dover, State of Delaware. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in <u>Section 8</u> and <u>Section 9</u>.

11.   <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this <u>Section 11</u>):

        If to the Company, to:

        Aircar Aviation CF Investors SPV, LLC
        c/o Aircar Aviation, Inc.
        8 The Green, #7251
        Dover, DE 19901

        If to the Crowdfunding Issuer, to:

Aircar Aviation, Inc.
8 The Green, #7251
Dover, DE 19901

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

AirCar

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Stock of AirCar by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Class B Common Stock** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: If the Subscriber is not an individual: ☐ Individual
	☐ Joint Tenant
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held: Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber:
	Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
	EIN of account:
(Telephone Number)	Address of account provider:
(Offline Investor) (E-Mail Address)	

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

AirCar

By:

Authorized Signing Officer

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

   (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in AirCar's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in AirCar's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: AirCar (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐	(a)	a Canadian financial institution, or a Schedule III bank;
☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
☐	(c)	a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;
	(d)	a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);
☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;
☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;
☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐   (j)   an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐   (j.1)   an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

            (k.1)   an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

            (k.2)   Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐   (l)   an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐   (m)   a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐   (n)   an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐   (o)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

            (q)   a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐   (t)   a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐   (u)   an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

            (v)   a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

<h1 style="text-align:center">RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)</h1>

<p style="text-align:center">Form for <u>Individual</u> Accredited Investors</p>

<p style="text-align:center">WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.</p>

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Class B Common Stock	Issuer: AirCar (the "Issuer")
Purchased from: The Issuer	

Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	

Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **AirCar** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **AirCar** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                                   By:

                                                                   (Signature)

                                                                   Name:

                                                                   (If signing on behalf of entity)

                                                                   Title:

                                                                   (If signing on behalf of entity)

EXHIBIT D
Co-Issuer Operating Agreement
(Attached)

LIMITED LIABILITY COMPANY AGREEMENT

OF

AIRCAR AVIATION CF INVESTORS SPV, LLC

This **LIMITED LIABILITY COMPANY AGREEMENT** (the "**Agreement**") of Aircar Aviation CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of February 17, 2026 by and among the Company, Aircar Aviation, Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Aircar Aviation, Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01   <u>Name</u>. The name of the Company is Aircar Aviation CF Investors SPV, LLC.

Section 1.02   <u>Principal Office</u>. The principal office of the Company is located at 8 The Green, #7251, Dover, DE 19901 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   <u>Registered Office; Registered Agent</u>. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   <u>Purpose; Powers</u>.

(a)   The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and

disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)　　If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05　　Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06　　Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07　　Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01　　Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02　　Capital Contributions; No Withdrawals.

(a)　　The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)　　No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03　　Admission of Additional Members.

(a)　　Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto,

shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   The Members understand that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Member's investment is not made with the Crowdfunding Issuer. To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   In the event of a meeting held pursuant to Section 2.06(a), written notice stating the place, electronic access information, date, and time of the meeting shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members pursuant to Applicable Law and for which the Manager has called a meeting of the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   Attendance of a Member at any meeting called in accordance with Section 2.06(b) shall constitute a waiver of notice of such meeting, except where a Member attends such meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members for any meeting called in accordance with Section 2.06(b) unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members pursuant to Section 2.06(a) may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Actions Requiring Approval of Members. Except as provided herein, the Manager of the Company will make all decisions for the Company. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)   Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the

Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding eighty five percent (85%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   Inspection Rights. Members hereby waive any rights under the Delaware Act related to any and all rights to inspect the Company's books and records for a proper purpose and make copies thereof.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 85% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property

or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of 85% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d) The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04 Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a) "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on February 17, 2026.

(d) "**Code**" means the Internal Revenue Code of 1986, as amended.

(e) "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g)   "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h)   "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i)   "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j)   "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k)   "**Manager**" means, initially, Aircar Aviation, Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l)   "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m)   "**Securities**" means the underlying securities (i.e., Class B Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n)   "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o)   "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p)   "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q)   "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	c/o Aircar Aviation, Inc. 8 The Green, #7251 Dover, DE 19901 Email: eray@aircar.aero Attention: Eray Altunbozar, CEO of Aircar Aviation, Inc.
If to the Manager:	8 The Green, #7251 Dover, DE 19901 Email: eray@aircar.aero Attention: Eray Altunbozar, CEO of Aircar Aviation, Inc.
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 85% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and

contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter. In the event of any conflict between this Agreement and any of the Crowdfunding Issuer's constitutive documents, the Crowdfunding Issuer's constitutive documents shall control.

Section 11.13 <u>No Third-Party Beneficiaries</u>. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

Aircar Aviation CF INVESTORS SPV, LLC

By: Aircar Aviation, Inc., a Delaware corporation,

Its Manager

By: _____

Name: Eray Altunbozar

Title: CEO

[SIGNATURE PAGE TO AIRCAR AVIATION CF INVESTORS SPV, LLC OPERATING AGREEMENT]

SCHEDULE I

MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Certificate of Incorporation, and Amendments Thereto
(Attached)

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

AIRCAR AVIATION, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Aircar Aviation, Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies as follows:

1. That the name of the Corporation is Aircar Aviation, Inc. and that the Corporation was originally incorporated pursuant to the DGCL on January 17, 2018.

2. That the Board of Directors of this Corporation (the "**Board**") duly adopted resolutions proposing to amend the Certificate of Incorporation of this Corporation, declaring said amendment to be advisable and in the best interests of this Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Certificate of Incorporation of this Corporation be amended by deleting section **FOURTH- Stock** in its entirety and replacing it with the following:

"FOURTH- Stock

(A) **Authorized Shares**. The total number of shares that the Corporation is authorized to issue is One Hundred and Twenty Million (120,000,000) shares of common stock, par value $0.00001 per share ("**Common Stock**"), of which (a) One Hundred and Ten Million (110,000,000) shares are designated as Class A Common Stock (the "**Class A Common Stock**"), and (b) Ten Million (10,000,000) shares are designated as Class B Common Stock (the "**Class B Common Stock**").

All shares of Common Stock will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise set forth in this section FOURTH.

(B) **Common Stock**.

    (i) Voting Rights.

        a. Class A Common Stock. Each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder. The Class A Common Stock shall possess full and complete voting power for the election of directors.

        b. Class B Common Stock. Except as required by law, each outstanding share of Class B Common Stock shall not be entitled to vote on any matter on which the stockholders of the Corporation shall be entitled to vote, and shares of Class B Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

    (ii) Other Rights. Except as otherwise provided herein or as may otherwise be provided by Applicable Law, the holders of Common Stock shall have exclusively all rights of stockholders, including (i) the right to receive dividends, when and as declared by the Board of Directors out of assets legally available therefor, and (ii) in the event of any voluntary or involuntary distribution of assets upon a liquidation or otherwise, the right to receive ratably and equally (based upon the number of shares of Common Stock held by such holders) all the assets and funds of the Corporation after payment or provision for payment of the debts and other liabilities of the Corporation.

(C)   **Conversion**. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the DGCL of this Certificate of Amendment of Certificate of Incorporation, (a) each share of the Corporation's Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be subdivided, split and converted into **Ten Thousand (10,000)** fully-paid shares of Class A Common Stock with a par value of $0.00001 per share (the "**Conversion**"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class A Common Stock into which the shares of Common Stock represented by the Common Stock Old Certificates shall have been converted."

<p style="text-align:center">*   *   *</p>

3. The foregoing amendment was approved by the holder of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 25th day of March, 2026.

By: _____

Name: Eray Altunbozar

Title: CEO

STATE OF DELAWARE
CERTIFICATE FOR REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was voided for non-payment of taxes and/or for failure to file a complete annual report, now desires to procure a revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1.   The name of the corporation is _____
 Aircar Aviation, Inc. formerly known as AIRCAR CORP. _____
and, if different, the name under which the corporation was originally incorporated

_____.

2.   The Registered Office of the corporation in the State of Delaware is located at
_____8 The Green, Suite A_____(street),
in the City of ____Dover_____,County of____Kent_____
Zip Code____19901_____. The name of the Registered Agent at such address upon whom process against this Corporation may be served is ___A Registered Agent, Inc.___

_____.

3.   The date of filing of the Corporation's original Certificate of Incorporation in Delaware was __01/17/2018_____.

4.   The corporation desiring to be revived and so reviving its certificate of incorporation was organized under the laws of this State.

5.   The corporation was duly organized and carried on the business authorized by its charter until the__1st____ day of _____March_____ A.D. _2022___, at which time its charter became inoperative and void for non-payment of taxes and/or failure to file a complete annual report and the certificate for revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

By:_____/s/ Eray Altunbozar_____
                Authorized Officer

Name:_____Eray Altunbozar - President____
                    Print or Type

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:25 AM 01/17/2018
FILED 08:25 AM 01/17/2018
SR 20180261091 - File Number 6711157

FIRST - Name

The name of the Corporation is:
Aircar Corp.

SECOND – Registered Agent

Its registered office in the State of Delaware is to be located at 8 The Green, Ste A, in the City of Dover County of Kent Zip Code 19901. The registered agent in charge thereof is
A Registered Agent, Inc.

THIRD - Purpose

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH - Stock

The amount of the total stock of this corporation is authorized to issue is 10,000 shares (number of authorized shares) with a par value of $0.10 per share.

FIFTH - Incorporator

The name and mailing address of the incorporator are as follows:
A Registered Agent, Inc. – 8 The Green, Ste A, Dover, DE 19901

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 16th day of January, A.D. 2018.

BY: _____

A Registered Agent, Inc., Incorporator
Patrick Brickhouse, Assistant Secretary

EXHIBIT F
By-Laws
(Attached)

BY-LAWS

OF

AIRCAR AVIATION, INC.

(herein, the "Corporation")

A DELAWARE CORPORATION

ARTICLE I
REGISTERED OFFICE AND REGISTERED AGENT

Section 1. <u>Registered Office; Registered Agent</u>. The registered agent and registered office of the Corporation in the State of Delaware shall be as set forth in the Certificate of Incorporation, as it may be amended.

Section 2. <u>Principal Office; Other Offices</u>. The Corporation's principal place of business shall be at such location in such state or other jurisdiction as the Board of Directors may determine, from time to time, in its discretion. The Board will provide the shareholders with prompt notice of any such change in the Corporation's principal place of business. The Corporation may also have offices in such other States or jurisdictions as the Board of Directors may from time to time designate.

ARTICLE II – SEAL

Section 1. <u>Corporate Seal:</u> The Corporate Seal, if such a Seal is employed by the Corporation, shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware" or "Seal Delaware". The Board of Directors may define any additional features of the Seal or amend any features not required for such a Seal under the Delaware General Corporation Law (the "<u>DGCL</u>"), in its discretion. The Seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

ARTICLE III - STOCKHOLDERS MEETINGS

Section 1. <u>Place of Meetings:</u> Meetings of stockholders may be held at any place, either within or without the State of Delaware and the United States, as may be selected from time to time by the Board of Directors. In the discretion of the Board of Directors, meetings may also be held by means of telephonic, video, or other remote communication whereby each party can hear and be heard by the other parties as may be designated from time to time by a resolution of the Board of Directors and as set forth in the notice for the relevant meeting.

Section 2. <u>Annual Meetings:</u> The annual meeting of the stockholders for the election of members of the Board of Directors (each a "<u>Director</u>") and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting. If no date for the annual meeting is established or said meeting is not held on the date established as provided above, a special meeting in lieu thereof may be held or there may be action by written consent of the stockholders on matters to be voted on at the annual meeting, and such special meeting or written

consent shall have for the purposes of these By-Laws or otherwise all the force and effect of an annual meeting.

Section 3. Special Meetings: Special meetings of the stockholders may be called at any time by the President, a resolution of the Board of Directors, or by stockholders entitled to cast a majority of the votes which all stockholders are entitled to cast. Upon written request to the Corporation of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date, place and time of the meeting, and to give due notice thereof to all the persons entitled to vote at the meeting. Business at all special meetings shall be confined to the objects stated in the notice of the meeting and the matters immediately germane thereto.

Section 4. Notice of Meetings: Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting or the specific details for accessing a meeting held through any remote means of communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten (10) days nor more than sixty (60) days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date set forth such purpose. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder's mailing address as it appears on the records of the Corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may also be effectively provided by means of an electronic transmission (meaning an "Electronic Transmission" as used in Section 232 of the DGCL). Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 5. Adjournment: Any meeting of the stockholders, annual or special, may be adjourned from time to time by a vote of the majority of the shares present to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 6. Quorum: A majority of the outstanding shares of the Corporation entitled to vote at a given meeting, represented in person or by proxy, shall constitute a quorum at such meeting of stockholders. If less than a majority of the outstanding shares entitled to vote at such meeting is represented at a meeting, a majority of the shares so represented may adjourn the meeting as set forth above in Section 5 at any time without further notice.

Section 7. Voting; Proxies: Unless otherwise required by law or the Certificate of Incorporation, the election of Directors shall be decided by a majority of the votes cast at a meeting

of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation, or these By-Laws, any matter, other than the election of Directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy or by a transmission permitted by Section 212(c) of the DGCL, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. The Corporation shall not directly or indirectly vote any share of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.

Section 8. <u>Consent In Lieu of Meetings:</u> Any action required to be taken at any annual or special meeting of stockholders of a Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (including one provided through Electronic Transmission), setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. <u>Setting the Record Date:</u> In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing

without a meeting: (a) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery (by hand, or by certified or registered mail, return receipt requested) to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (b) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 10. <u>List of Stockholders:</u> The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10nth) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten (10) days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten (10) days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 11. <u>Conduct of Meetings:</u> The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the President, or in his or her absence or inability to act, the person whom the President shall appoint, shall act as chairman of, and preside at, the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint to serve as secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

ARTICLE IV – DIRECTORS

Section 1. Board Management: The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The Board of Directors shall consist of such number of persons as the Board of Directors shall determine from time to time, in its discretion. In the absence of the Board of Director's determination to change such number, the Corporation shall initially have one (1). Each Director shall hold office until a successor is duly elected and qualified or until the Director's earlier death, resignation, disqualification, or removal. Any Director may resign at any time by notice given in writing (including through Electronic Transmission) to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified. Verbal resignation shall not be deemed effective until confirmed by the Director in writing (including through Electronic Transmission) to the Corporation. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of Directors may remove any Director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 2. Regular Meetings: Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3. Special Meetings: Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors on five (5) days' notice to all Directors, either personally or by mail, courier service, or through Electronic Transmission; special meetings may be called by the President or Secretary in like manner and on like notice by written request (including by request through Electronic Transmission) to the Chairman of the Board of Directors.

Section 4. Telephonic or Web Meetings: Board of Director's meetings or committee meetings, regular or special, may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard, as may be determined by the Board of Directors. Attendance by a Director in a meeting through the relevant media pursuant to this Section 4 shall constitute presence in person at such meeting.

Section 5. Quorum: A majority of the total number of Directors shall constitute a quorum of any regular or special meetings of the Directors for the transaction of business.

Section 6. Voting: Except as otherwise expressly required by these By-Laws, the Certificate of Incorporation, or by applicable law, the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7. Consent In Lieu of Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all Directors or members of such committee, as the case may be, consent thereto in writing (including through Electronic Transmission), and the consents are filed with the minutes of proceedings of the Board of Directors or committee in accordance with the DGCL.

Section 8. Board Committees: The Board of Directors may designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member

of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by the DGCL, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article IV.

Section 9. <u>Compensation</u>: Directors may receive equity compensation or such fees as the Board of Directors may determine from time to time. In addition, a fixed sum per Board of Directors or committee meeting and any expenses of attendance may be allowed for attendance at each regular or special meeting. Nothing herein contained shall be construed to preclude any director from serving the Corporation as an officer or employee and receiving compensation therefore.

Section 10. <u>Board Vacancies</u>: Any newly created Director positions resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining Director. A Director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the Director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such Director's death, resignation or removal. When one or more Directors shall resign from the Board, effective at a future date, a majority of the Directors then in office, including those who have resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE V – OFFICERS

Section 1. <u>Executive Officers</u>: The executive officers of the Corporation shall be chosen by the Board of Directors. The initial officers shall be: President, Secretary, and Treasurer. The Board may choose one or more Vice Presidents and such other officers as the Board of Directors shall deem necessary, and may delegate the selection of lesser officers to one or more executive officers of the Corporation. The Board of Directors may also choose a Chairman from among its own members. Any number of offices may be held by the same person, including a Director.

Section 2. <u>Salaries</u>: Salaries of all officers and agents of the Corporation shall be determined and fixed by the Board of Directors. The primary terms of such officers' and agents' compensation, responsibilities, obligations and other terms of employment shall be set forth in an employment agreement between the officer and the Corporation.

Section 3. <u>Term of Office</u>: Subject to the terms of any employment agreement between the Corporation and the officers, the officers of the Corporation shall serve at the pleasure of the

Board of Directors and shall hold office until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever, in its judgment, the best interest of the Corporation will be served thereby.

Section 4. <u>President:</u> The President shall be chief executive officer of the Corporation, shall preside at all meetings of the stockholders, and shall have general and active management of the business of the Corporation. He or she may be an *ex officio* member of all committees if provided for by the Board of Directors, and shall have the general power and duties of supervision and management, the scope of which shall be set by the Board of Directors.

Section 5. <u>Secretary:</u> The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and act as clerk thereof, and record all votes of the Corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all the committees of the Board of Directors when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and such other duties as may be prescribed by the Board of Directors or President, under whose supervision shall be. He or she shall keep in safe custody the Seal of the Corporation, and when authorized by the Board of Directors, affix the same to any instrument requiring it.

Section 6. <u>Treasurer:</u> The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall keep the moneys of the Corporation in a separate account to the credit of the Corporation. He or she shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and Directors, at the regular meetings of the Board or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

Section 7. <u>Delegation; Customary Powers:</u> In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the President or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any Director. Each officer of the Corporation shall have in addition to the duties and powers specifically set forth herein such duties and powers as are customarily incident to such officer's office, and such duties and powers as may be designated from time to time by the Board of Directors.

ARTICLE VI - CORPORATE RECORDS

Section 1. <u>Maintenance of Records:</u> Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Section 2. <u>Inspection Rights:</u> Any stockholder of record, in-person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours of business to inspect for any proper purpose the Corporation's stock ledger, a list of its stockholders, and its minute of Stockholder meetings for the past two (2) years. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the

demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office or at its principal place of business.

ARTICLE VII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. <u>Certification of Shares:</u> The shares of stock of the Corporation may or may not be represented by certificates; the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.

Section 2. <u>Transfers:</u> Stock of the Corporation shall be transferable in the manner prescribed by law and in these by-laws. Any transfer of stock by a stockholder must be made in compliance with the Securities Act of 1933, as amended, as well as similar state securities laws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the President or the Treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 3. <u>Lost Certificate:</u> The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

Section 4. <u>Dividends:</u> Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 5. <u>Reserves:</u> Before payment of any dividend there may be set aside out of the net profits of the Corporation such sum or sums as the Directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining the property of the Corporation, or for such other purpose as the Directors

shall think conducive to the interests of the Corporation, and the Directors may abolish any such reserve in the manner in which it was created.

ARTICLE VIII – INDEMNIFICATION AND ADVANCEMENT

Section 1. <u>Definitions</u>: Solely for purposes of this Article VIII, the following terms shall have the definition set forth below:

(a) "<u>Disinterested Director</u>" means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding.

(b) "<u>Expenses</u>" means all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding.

(c) "<u>Non-Officer Employee</u>" means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(d) "<u>Officer</u>" means any person who serves or has served the Corporation as an officer appointed by the Board of Directors of the Corporation;

(e) "<u>Proceeding</u>" means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative.

Section 2. <u>Indemnification of Directors and Officers</u>: Subject to the operation of Section 4 of this Article VIII, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment) against any and all Expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such Director or Officer or on such Director's or Officer's behalf in connection with any threatened, pending or completed Proceeding or any claim, issue or matter therein, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director's or Officer's status or conduct as such, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

Section 3. <u>Indemnification of Non-Executive Employees</u>: Subject to the operation of Section 4 of this Article VIII of these By-Laws, each Non-Officer Employee may, in the discretion

of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such Non-Officer Employee or on such Non-Officer Employee's behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee's status or conduct as such, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized by the Board of Directors of the Corporation.

Section 4. Good Faith: Unless ordered by a court, no indemnification shall be provided pursuant to this Article VIII to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

Section 5. Advancement of Expenses to Directors Prior to Final Disposition:

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director's Corporate Status within ten (10) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses.

(b) If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within ten (10) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article VIII shall not be a defense to the action and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of Expenses shall be on the Corporation.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

Section 6. <u>Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition:</u>

(a) The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer and Non-Officer Employee in connection with any Proceeding in which such is involved by reason of such person's status and/or actions as such upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer and Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b) In any suit brought by the Corporation to recover an advancement of Expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such Expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

Section 7. <u>Contractual Nature of Rights:</u>

(a) The foregoing provisions of this Article VIII shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article VIII is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any Proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article VIII shall not be a defense to the action and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

ARTICLE IX – AMENDMENTS

Section 1. These By-Laws may be supplemented, amended, or repealed by the Board or by a vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose; provided, that (a) the Board of Directors may not alter, amend or repeal any provision of these By-Laws which under the DGCL, by the Certificate of

Incorporation or by these By-Laws requires action by the stockholders and (b) any alteration, amendment or repeal of these By-Laws by the Board of Directors and any new By-Law adopted by the Board of Directors may be altered, amended or repealed by the stockholders as set forth in this Section.

ARTICLE X - MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money and notes of the Corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. Fiscal Year: The fiscal year of the Corporation shall be the calendar year, unless otherwise determined by the Board of Directors.

Section 3. Delaware Chancery Forum Selection: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for breach of a fiduciary duty owed by any Director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these By-Laws or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Section 4. Notice: Whenever notice is required to be given to any person by these By-Laws, such notice shall be deemed given effectively if given in person, by mail addressed to such person at such person's address as it appears on the records of the Corporation, by facsimile, or by any means of Electronic Transmission.

Section 5. Waiver of Notice: Whenever any written notice is required by these by-laws, a waiver thereof in writing, signed by the person or persons entitled to such a notice, whether before or after the time stated therein, including a communication sent by means of Electronic Transmission bearing the name of the person or persons entitled to notice, shall be deemed equivalent to the giving of such notice. Attendance of a person either in person or by proxy at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was unlawfully convened.

*   *   *   *   *

EXHIBIT G
Form of Subscription Agreement between Co-Issuer and Issuer
(Attached)

CLASS B COMMON STOCK PURCHASE AGREEMENT

This Class B Common Stock Purchase Agreement (this "*Agreement*") is made as of this ___ day of _____, 2026 by and among Aircar Aviation, Inc., a Delaware corporation (the "*Company*"), and Aircar Aviation CF Investors SPV, LLC, a Delaware limited liability company (the "*SPV*" or "*Purchaser*," and together with the Company, the "*Parties*"). The Parties hereby agree as follows:

1. **Purchase and Sale of Class B Common Stock**.

      1.1   Sale and Issuance of Class B Common Stock. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing up to _____ shares of Class B Common Stock (the "*Shares*") at a purchase price of $1.00 per Share (the "*Price*"). The above does not include _____ bonus shares of Class B Common Stock issued to the Purchaser for no additional cost in connection with the Company's Regulation CF offering and which are noted on Exhibit A, attached hereto and made a part hereof.

      1.2   Closing. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "*Closing*"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (the "*Transaction Documents*").

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

      2.1   Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

      2.2   Valid Issuance of the Shares. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

      2.3   Compliance with Other Instruments. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Certificate of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3.   **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1   Purchase for Own Account. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "***Securities Act***").

3.2   Access to Information. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.3   Speculative Investment. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.4   Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5   No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6   Exculpation Among Purchasers. The purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.7   Residence. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.8   Bad Actor. None of the Purchaser, its principals or its affiliates (each a "***Purchaser Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "Rule 506 Disqualification").

4.	**General Provisions**.

4.1	Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

4.2	Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.4	Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.5	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.6	Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

4.7	Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

4.8	Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

4.9	Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.10   <u>Delays or Omissions</u>. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.11   <u>Entire Agreement</u>. This Agreement (including the Exhibits hereto), the Articles of Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

4.12   <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

AIRCAR AVIATION CF Investors SPV, LLC, a Delaware limited liability company

By: Aircar Aviation, Inc., a Delaware corporation
Its Manager

By: _____
Name: Eray Altunbozar
Title: CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

Aircar Aviation, Inc., a Delaware corporation

By: _____
Name: Eray Altunbozar
Title: CEO

EXHIBIT A

Purchaser Information*

Purchaser	Purchaser Address	Number of Shares of Class B Common Stock Purchased	Aggregate Purchase Price
Aircar Aviation CF Investors SPV, LLC	8 The Green, #7251, Dover, DE 19901	_____**	$_____

*Reflects closings on _____ [TO BE UPDATED FOR EACH CLOSING].

**In addition to the shares of Class B Common Stock purchased, the Purchaser also received _____ bonus shares of Class B Common Stock at no additional cost in connection with the Company's Regulation CF offering.

EXHIBIT H
Financial Statements
(Attached)

AirCar Aviation, Inc.

(a Delaware Corporation)

Audited Financial Statements

For the years ended December 31, 2025 and December 31, 2024

Financial Statements

AirCar Aviation, Inc.

Table of Contents




Independent Auditor's Report

June 4, 2026
To the Prospective Investors and Management of Aircar Aviation, Inc.
Dover, Delaware

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Aircar Aviation, Inc., which comprise the balance sheet as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aircar Aviation, Inc. as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aircar Aviation, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter – Financial Statements

We draw attention to Note 2 to the financial statements, which describes the basis of combination of the accompanying combined financial statements. As described in Note 2, the combined financial statements include the accounts of Aircar Aviation, Inc. and Aircar Teknoloji ve Havacilik Anonim Sirketi, which are under common control and operate as a single economic enterprise, and all intercompany balances and transactions have been eliminated in the preparation of the combined financial statements. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aircar Aviation, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements





Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aircar Aviation, Inc.'s internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aircar Aviation, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 4, 2026



AIRCAR AVIATION, INC.
BALANCE SHEETS
December 31, 2025 and 2024
(Audited)

ASSETS		2025		2024
Current Assets				
Cash and cash equivalents	$	380,644	$	197
Accounts receivable		23,217		12,174
Other current assets		16,371		11,236
Total Current Assets		**420,232**		**23,607**
Total Assets	$	**420,232**	$	**23,607**

LIABILITIES AND SHAREHOLDERS' EQUITY

		2025		2024
Current Liabilities				
Accounts payable	$	44,066	$	40,074
Customer deposits		30,526		-
Due to related party		33,732		159,731
Accrued expenses		21,875		159,209
Other current liabilities		249		12,151
Total Current Liabilities		**130,448**		**371,165**
Total Liabilities		**130,448**		**371,165**
Shareholders' Equity				
Common Stock, $0.10 par value; 10,000 shares authorized; 10,000 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively		1,000		-
Subscription receivable		(1,000)		-
Additional Paid in Capital		505,195		1,698
Retained Earnings/ (Accumulated deficit)		(174,121)		(344,930)
Accumulated Other Comprehensive Income		(41,290)		(4,326)
Total Shareholders' Equity		**289,784**		**(347,558)**
Total Liabilities and Shareholders' Equity	$	**420,232**	$	**23,607**

The accompanying footnotes are an integral part of these financial statements.

AIRCAR AVIATION, INC.
INCOME STATEMENTS
December 31, 2025 and 2024
(Audited)

	2025	2024
Revenues	$ -	$ -
Operating Expenses		
Salaries and wages	216,555	251,912
General and administrative	11,927	14,245
Research and development	54,025	579,708
Total Operating Expenses	**282,507**	**845,865**
Other Income/(Expense)		
Grant income	254,968	218,958
Interest income	2,613	-
Interest expense	(1,885)	(223)
Income taxes	-	(52,401)
Other income	230,077	441,439
Other expense	(32,457)	(49,169)
Total Other Income/(Expense)	**453,316**	**558,604**
Net Income (Loss)	**170,809**	**(287,261)**
Other Comprehensive Income (Loss)		
Foreign currency translation adjustments	(36,964)	(4,326)
Total Comprehensive Income (Loss)	$ 133,845	$ (291,587)

The accompanying footnotes are an integral part of these financial statements.

AIRCAR AVIATION, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
December 31, 2025 and 2024
(Audited)

	Common Stock		Subscription Receivable	Additional Paid in Capital	Accumulated Other Comprehensive Income	Retained Earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Value					
Balance as of December 31, 2023	-	$ -	$ -	$ 1,698	$ -	$ (57,669)	$ (55,971)
Net loss	-	-	-	-	-	(287,261)	(287,261)
Foreign currency translation adjustment	-	-	-	-	(4,326)	-	(4,326)
Balance as of December 31, 2024	-	$ -	$ -	$ 1,698	$ (4,326)	$ (344,930)	$ (347,558)
Subscription of common stock	10,000	1,000	(1,000)	-	-	-	-
Capital contributions	-	-	-	503,497	-	-	503,497
Net loss	-	-	-	-	-	170,809	170,809
Foreign currency translation adjustment	-	-	-	-	(36,964)	-	(36,964)
Balance as of December 31, 2025	10,000	$1,000	$ (1,000)	$ 505,195	$ (41,290)	$ (174,121)	$ 289,784

The accompanying footnotes are an integral part of these financial statements.

AIRCAR AVIATION, INC.
STATEMENTS OF CASH FLOWS
December 31, 2025 and 2024
(Audited)

	2025	2024
Cash Flows from Operating Activities		
Net Income (Loss)	$ 170,809	$ (287,261)
Changes in operating assets and liabilities:		
Accounts receivable	(11,043)	221,584
Other current assets	(5,135)	(11,236)
Accounts payable	3,992	(81,562)
Customer deposits	30,526	-
Due to related party	(125,999)	25,358
Accrued expenses	(137,334)	125,300
Other current liabilities	(11,902)	10,908
Net cash provided by (used in) operating activities	**(86,086)**	**3,091**
Cash Flows from Investing Activities		
Net cash used in investing activities	**-**	**-**
Cash Flows from Financing Activities		
Capital contributions	503,497	-
Net cash used in financing activities	**503,497**	**-**
Net change in cash and cash equivalents	**417,411**	**3,091**
Cash and cash equivalents at beginning of year	197	1,432
Effects of exchange rate changes on cash	(36,964)	(4,326)
Cash and cash equivalents at end of year	**$ 380,644**	**$ 197**
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

AIRCAR AVIATION, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Aircar Aviation, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on January 17, 2018, under the name Aircar Corp. On November 27, 2024, the Company amended its Articles of Incorporation to changes its name to Aircar Aviation, Inc. The Company is engaged in the design, development and commercialization of electric vertical take-off and landing vehicles (eVTOL) aircraft. The Company's primary focus is on creating innovative urban air mobility solutions, including personal aerial vehicles and taxi systems intended for short-range transportation within and between cities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination of Financials

For the years ended December 31, 2025 and 2024, the accompanying combined financial statements include the accounts of Aircar Aviation, Inc. and Aircar Teknoloji ve Havacilik Anonim Sirketi, a joint stock company incorporated in the Republic of Turkey on October 10, 2019 (collectively, the "Combining Entities"). Management has concluded that presentation on a combined basis is appropriate because the Combining Entities are under common control and operate as a single economic enterprise. Aircar Teknoloji ve Havacilik Anonim Sirketi historically conducted substantially all of the operating activities of the business and is considered the predecessor operating entity, while Aircar Aviation, Inc. was established to serve as the U.S. parent and investment vehicle to support future financing and the continued development and commercialization of the business. The Combining Entities were formed and are maintained as separate legal entities primarily for legal, regulatory, and investment-related purposes; however, the business, management, and strategic direction of the operations continue to be controlled and managed on an integrated basis. Accordingly, the accompanying combined financial statements have been prepared as if the Combining Entities were a single economic entity for all periods presented. All intercompany balances and transactions between the Combining Entities have been eliminated in the preparation of the combined financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include

AIRCAR AVIATION, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America and Turkey, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances held in U.S. financial institutions up to $250,000. As of December 31, 2025 and 2024, substantially all of the Company's cash was held by its Turkish entity, with ending balances totalling $380,644 and $197, respectively. In addition, as of December 31, 2025 and 2024, substantially all accounts receivable were due from customers located in Turkey.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2025 and 2024, cash and cash equivalents amounted to $380,644 and $197, respectively.

Accounts Receivable

Accounts receivable consists primarily of amounts due from customers for services rendered. These receivables are unsecured and are recorded at invoice amount. The Company evaluates accounts receivable for collectability on an ongoing basis and establishes an allowance for expected credit losses, when necessary. As of reporting date, management believes that all receivables are fully collectible, and accordingly, no allowance for credit losses has been recorded. As of December 31, 2025 and 2024, accounts receivable amounted to $23,217 and $12,174, respectively.

Other Current Assets

Other current assets primarily consist of value-added tax (VAT) receivables related to input VAT incurred on purchases of goods and services. These amounts are recoverable from the relevant tax authority through offset against out VAT liabilities or by refund, in accordance with applicable tax regulations. As of December 31, 2025 and 2024, other current assets amounted to $16,371 and $11,236, respectively.

Customer Deposits

The Company receives reservation fees from customers to secure a future manufacturing slot. These reservations are fully refundable at the customer's request or if the Company is unable to deliver the product within the expected timeframe. As of December 31, 2025 and 2024, customer deposits was $30,526 and nil, respectively.

Accrued Expenses

Accrued expenses primarily consist of accrual for salaries and wages, payroll taxes and provision for income taxes. The accruals are expected to be settled within the normal operating cycle or within twelve months after the reporting date. As of December 31, 2025 and 2024, accrued expenses was $21,875 and $159,209, respectively.

AIRCAR AVIATION, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Income tax provision for the Company as of December 31, 2025 and 2024 was nil and $52,401, respectively.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. As of December 31, 2025 and 2024, the Company is in pre-revenue stages.

Grant Income

The Company may receive grants, incentives, or other forms of government assistance in connection with its business activities, including research and development. Government grants are recognized in the financial statements when there is reasonable assurance that the Company has complied with the conditions attached to the grant and that the grant will be received. Government grants related to income are recognized on a systematic basis over the periods in which the related costs are incurred and are presented in other income. The grants recognized during the years ended December 31, 2025 and 2024 were received by the Company's Turkish entity under Turkish government incentive programs. As of December 31, 2025 and 2024, the Company recognized government grant income of $254,968 and $218,958, respectively.

AIRCAR AVIATION, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Other Income

Other income consists primarily of amounts earned from non-core operating activities, including promotional and software-related services provided to third parties. As of December 31, 2025 and 2024, the Company recognized other income of $230,077 and $441,439, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Research and Development Costs
Research and development costs are expensed when incurred. For the years ended December 31, 2025 and 2024, the Company has incurred research and development cost amounting to $54,025 and $579,708, respectively.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Certain operating expenses of the Company were paid directly by the founder using their personal account. These payments were made on behalf of the Company and represent short-term, non-interest-bearing advances from related parties. These are recorded as Due to Related Party within current liabilities.

As of December 31, 2025 and 2024, reimbursable expenses owed by the Company amounted to $33,732 and $159,731, respectively.

NOTE 4 – EQUITY

The Company is authorized to issue 10,000 shares of common stock with a par value of $0.10. As of December 31, 2025 and 2024, the Company has 10,000 and 0 shares of common stock issued and outstanding, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

NOTE 6 – GOING CONCERN

AIRCAR AVIATION, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

As of December 31, 2025 and 2024, the Company had an accumulated deficit of approximately $174,121 and $344,930, respectively.

Management has evaluated the Company's ability to continue as a going concern within one year after the date the financial statements are issued. The Company's ability to continue its operations and meet its obligations as they become due is dependent on its ability to raise additional capital through future equity financing.

While management believes it will be able to secure such funding, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 7 – SUBSEQUENT EVENTS

Amendment to Certificate of Incorporation

On March 25, 2026, the sole director of the Company approved an amendment to its Certificate of Incorporation to increase its authorized shares to 120,000,000 shares of common stock at $0.00001 par value, divided as follows:

- 110,000,000 shares of Class A common stock
- 10,000,000 shares of Class B common stock

Management's Evaluation

Management has evaluated subsequent events through June 4, 2026, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

AirCar Aviation CF Investors SPV, LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

As of the date of inception February 17, 2026

Financial Statements

AirCar Aviation CF Investors SPV, LLC

Table of Contents




Independent Auditor's Report

June 4, 2026
To the Prospective Investors and Management of AirCar Aviation CF Investors SPV, LLC
Dover, Delaware

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of AirCar Aviation CF Investors SPV, LLC (the "Company"), which comprise the balance sheet as of the date of inception February 17, 2026, and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of AirCar Aviation CF Investors SPV, LLC as of the date of inception February 17, 2026, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of AirCar Aviation CF Investors SPV, LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they





could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 4, 2026



AIRCAR AVIATION CF INVESTORS SPV, LLC
BALANCE SHEET
As of February 17, 2026 (date of inception)
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-

Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable	$	-
Total Current Liabilities		-

Total Liabilities		-

Members' Equity

Members contributions		-
Retained Earnings/ (Accumulated deficit)		-
Total Members' Equity		-

Total Liabilities and Members' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

AIRCAR AVIATION CF INVESTORS SPV, LLC
INCOME STATEMENT
As of February 17, 2026 (date of inception)
(Audited)

Revenues	$	-
Operating Expenses		
Advertising and marketing		-
General and administrative		-
Salaries and wages		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)	$	-

The accompanying footnotes are an integral part of these financial statements.

AIRCAR AVIATION CF INVESTORS SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
As of February 17, 2026 (date of inception)
(Audited)

	Members' Contributions		Retained Earnings/ (Accumulated Deficit)		Total Members' Equity	
Beginning Balance	$	-	$	-	$	-
Members' contributions		-		-		-
Net loss		-		-		-
Balance as of February 17, 2026	$	-	$	-	$	-

The accompanying footnotes are an integral part of these financial statements.

AIRCAR AVIATION CF INVESTORS SPV, LLC
STATEMENT OF CASH FLOWS
As of February 17, 2026 (date of inception)
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts payable		-
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member contribution		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

AIRCAR AVIATION CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF FEBRUARY 17, 2026 (INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Aircar Aviation CF Investors SPV, LLC (which may be referred to as the "Company," "we," "us," or "our"), Delaware Limited Liability Company, operates pursuant to a Limited Liability Company Agreement ('the Agreement') dated February 17, 2026. The Company was formed on February 17, 2026 with the intent of serving as the crowdfunding vehicle for Aircar Aviation, Inc.

The Company has been formed to facilitate an investment in Aircar Aviation, Inc. ("the Crowdfunding Issuer"). Its sole purpose is to acquire, hold and dispose of securities issued by the Crowdfunding Issuer, which also serves as the Company's Manager. The Company intends to maintain one-to-one relationship between its interests and the securities issued by the Crowdfunding Issuer.

The expenses associated with the Company's formation, operation, or winding up will be paid by the Crowdfunding Issuer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of February 17, 2026, the Company had no cash and cash equivalents.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants

AIRCAR AVIATION CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF FEBRUARY 17, 2026 (INCEPTION)
(AUDITED)

at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of February 17, 2026.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of February 17, 2026, the Company has not yet started operations and is in the pre-revenue stage.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – DEBT AND RELATED PARTY TRANSACTIONS

As of November 17, 2026, the Company has no debt outstanding and has not initiated any related party transactions.

NOTE 4 – EQUITY

As of February 17, 2026, the Company has not yet received any investments.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

AIRCAR AVIATION CF INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF FEBRUARY 17, 2026 (INCEPTION)
(AUDITED)

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through June 4, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT I
Video Transcript
(Attached)

VIDEO SCRIPT

If you saw this parked next to a Ferrari, which would catch your eye first?

Most people think a flying car comes with a half-million dollar price tag and a decade navigating regulatory red tape and certifications.

They're wrong. I'm Eray, founder and CEO of AirCar. I've personally flown over 1,000 test flights in this aircraft—an eVTOL that costs less than a Porsche Taycan. It's three times quieter than a two-seat helicopter and roughly four times more affordable to buy and operate.

They're wrong. I'm Eray, founder and CEO of AirCar. I've personally flown over 1,000 test flights in this aircraft—an eVTOL that costs less than a Range Rover. It's three times quieter than a two-seat helicopter and roughly four times more affordable to buy and operate.

Competitors have tried and failed, chasing the commercial, multi-passenger air taxi model. The promise of high per-flight revenue was there—but the regulatory and financial barriers were much too high. Our team knew that personal air mobility would only be viable if the product was affordable and deliverable. So we designed EVTOLs that were smaller, simpler and easier to manufacture—that anyone could own and fly.

Eight years and 10 fully-functioning prototypes later, We are the inflection point.

And thanks to the FAA's MOSAIC regulation, the pathway is wide open to certification for two-seat electric aircraft just like ours. If you can drive a car, you can fly our EVTOL—with just 30 hours of training, you will become a pilot. That's what turns personal flying car ownership from science fiction into reality.

The sky really IS the limit!

The market thinks so too: Demand for AirCar soared when we let buyers in the hatch of our first 2-seater light sport aircraft model: 150 orders in a few short weeks and $15 million in revenue—one of the biggest pre-sale periods for any EVTOL launch, EVER.

These early birds will have an AirCar in their driveway sooner than they can imagine—with deliveries targeted for 2027. And soon we'll open pre-orders for our next model: a $49,000 1-seater Ultralight, making personal flight even more accessible. Finally, our $20-30,000 cargo drone widens the market even further—with endless B2B use cases—from delivery to emergency supply drops to medical transport.

And we're doing it all while maintaining remarkable 40-45% profit margins.
With the opening of our San Francisco showroom this spring, thousands of potential flyers will see the magic for themselves.

The global EVTOL market is projected to hit $28 billion by 2030—not counting the multibillion-dollar cargo drone market. Capturing even a sliver of that puts our $300M revenue estimates well within reach.

And with your investment, we can reach new heights—with plans to scale the manufacturing of our already-proven designs to 4,000 units by 2030.
Grounded in reality, but we're already taking to the skies! Will you be a copilot? Invest in AirCar.